[redacted]

09042773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
NOV 23 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted] 593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-08 (MM/DD/YY) AND ENDING 09-30-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olmsted & Mulhall, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Crosstown Parkway
(No. and Street)

Kalamazoo (City) Michigan (State) 49001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas L. Swiat, Jr. 269-342-0111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal & Tibbitts CPAs
(Name – *if individual, state last, first, middle name*)

2750 Old Centre, Ste. 150 (Address) Portage (City) Michigan (State) 49024 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Tom Swiat, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olmsted & Mulhall, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DONNA J KRAGT
Notary Public, State of Michigan
County of Kalamazoo
My Commission Expires Apr. 03, 2013
Acting in the County of Kalamazoo

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLMSTED & MULHALL, INC.

AUDIT REPORT

SEPTEMBER 30, 2009

Flegal & Tibbitts

Certified Public Accountants

Mary K. Flegal, CPA
Jana L. Tibbitts, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Olmsted & Mulhall, Inc.
Kalamazoo, Michigan

We have audited the accompanying balance sheet of Olmsted & Mulhall, Inc. (a corporation) as of September 30, 2009, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olmsted & Mulhall, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental information contained on pages 9 through 12 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flegal & Tibbitts

FLEGAL & TIBBITTS

November 5, 2009

2750 Old Centre, Suite 150
Portage, Michigan 49024
Phone (269) 383-1900

202 Trowbridge Street
Allegan, Michigan 49010
Phone (269) 673-2222

OLMSTED & MULHALL, INC.
BALANCE SHEET
SEPTEMBER 30, 2009

ASSETS

CURRENT ASSETS		
Cash	$ 272,144	
Other securities	52,765	
Firm investments	11,052	
Accounts receivable	8,946	
Prepaid insurance	2,087	
Prepaid taxes	8,500	
TOTAL CURRENT ASSETS		$ 355,494
PROPERTY AND EQUIPMENT		
Land and building	$ 78,285	
Furniture	55,720	
Accumulated depreciation	(126,443)	
NET PROPERTY AND EQUIPMENT		7,562
TOTAL ASSETS		$ 363,056

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 6,744	
Commissions and payroll taxes	27,704	
TOTAL CURRENT LIABILITIES		$ 34,448
STOCKHOLDERS' EQUITY		
Common stock - $10 par value		
Authorized - 5,000 shares		
Issued and oustanding - 175 shares	$ 1,750	
Paid in capital	25	
Retained earnings unappropriated	326,833	
TOTAL STOCKHOLDERS' EQUITY		328,608
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 363,056

See accompanying notes

OLMSTED & MULHALL, INC.
INCOME STATEMENT
FOR THE YEAR ENDED SEPTEMBER 30, 2009

REVENUE		
Commissions on listed equity securities - on exchange	$ 95,884	
Commissions on listed equity securities - over the counter	19,136	
Rule 12(b)-1 compensation	254,636	
Sale of investment company shares	74,157	
Miscellaneous income	103	
Interest and dividends	2,832	
Gain/(loss) on firm investments	(3,784)	
TOTAL REVENUE		$ 442,964
EXPENSES		
Registered representatives' compensation	$ 270,330	
Clerical and administrative expenses	62,720	
Communications	4,538	
Occupancy and equipment costs	11,286	
Promotional costs	3,218	
Regulatory fees and expenses	5,472	
Other expenses	102,876	
TOTAL EXPENSES		460,440
INCOME BEFORE INCOME TAX		$ (17,476)
Federal income taxes		(2,689)
NET INCOME		$ (14,787)

See accompanying notes

OLMSTED & MULHALL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE - September 30, 2008	$ 1,750	25	341,620	343,395
NET INCOME			(14,787)	(14,787)
BALANCE - September 30, 2009	$ 1,750	25	326,833	328,608

See accompanying notes

OLMSTED & MULHALL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(14,787)
Adjustments to reconcile change in net assets to net cash from operating activities:		
Depreciation		701
From changes in assets and liabilities:		
Decrease (increase) in:		
Other securities		3,659
Firm investments		(257)
Accounts receivable		5,555
Prepaid insurance		626
Prepaid taxes		(3,000)
Increase (decrease) in:		
Accounts payable		(2,935)
Commissions and payroll taxes		(3,993)
Taxes other than income taxes		(5,400)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	(19,831)
INCREASE (DECREASE) IN CASH	$	(19,831)
CASH AND CASH EQUIVALENTS - September 30, 2008		291,975
CASH AND CASH EQUIVALENTS - September 30, 2009	$	272,144

See accompanying notes

OLMSTED & MULHALL, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Olmsted & Mulhall, Inc. is a full service stock brokerage firm.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

The financial statements of Olmsted & Mulhall, Inc. have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. Commission income and expenses are recognized on a settlement date basis.

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

All acquisitions of property and equipment in excess of $500 which have a useful life of one year or more are capitalized. Property and equipment are recorded at cost. Depreciation is computed using primarily the double declining balance method.

The Company expenses advertising costs as they are incurred. The Company's advertising costs for the year ended September 30, 2009 were $3,218.

FINANCIAL INSTRUMENTS

The Company maintains its cash balances in several financial institutions located in Michigan. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At September 30, 2009, the Company's uninsured cash balances totaled $24,341.

The fair value of the Company's financial instruments are as follows:

	Carrying Amount	Fair Value (All Level I)
Short-term investments	$ 52,765	$ 52,765
Securities	11,052	11,052

The following methods and assumptions were used to estimate the value of each class of financial instruments:

Cash and short-term investments - The carrying amount approximates the fair value because of the short maturities of those investments.

Securities - Fair value for securities are determined by reference to quoted market prices and other relevant information generated by market transactions.

INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. It should also be noted that the tax returns are prepared on a calendar year and audited financial statements are presented on a fiscal year ending September 30.

The provision for federal income taxes at September 30, 2009 consists of the following:

Federal income taxes per the tax return filed for the calendar year 2008	$	5,411
Less provision for federal income taxes through September 30, 2008		(6,040)
Federal income taxes for the balance of 2008	$	(629)
Provision for the federal income taxes through September 30, 2009		(2,060)
Federal income taxes	$	(2,689)

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending September 30, 2009.

RETIREMENT PLAN

The Company sponsors a SIMPLE (Savings Incentive Match Plan for Employees of Small Employers) retirement plan for all employees. For each calendar year, the company will contribute a matching contribution to each eligible employee's SIMPLE IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The company's contributions for the year ended September 30, 2009 were $9,977.

OLMSTED & MULHALL, INC.

SUPPLEMENTAL INFORMATION

SEPTEMBER 30, 2009

OLMSTED & MULHALL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
SEPTEMBER 30, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities per balance sheet		$ 34,448
COMPUTATION OF NET CAPITAL		
Stockholders' equity per balance sheet		$ 328,608
Less:		
Net book value of property and equipment and other assets	$ 9,674	
Market value\haircuts\firm investments	2,750	
		12,424
ADJUSTED NET CAPITAL		$ 316,184
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.11
COMPUTATION OF BASIC NET CAPITAL		
Minimum net capital required		$ 2,297
Minimum net dollar required		$ 100,000
Excess net capital		
Net capital		$ 316,184
Net capital required		100,000
EXCESS NET CAPITAL		$ 216,184
Excess net capital at 1000%		
Net capital		$ 316,184
10% of total aggregate indebtedness		3,445
EXCESS NET CAPITAL AT 1000%		$ 312,739

OLMSTED & MULHALL, INC.
STATEMENT IN REGARD TO RULE X17A-5(d)(4)
SEPTEMBER 30, 2009

We have computed the net capital required under Rule 15c3-1 and the reserve requirement under Rule 15c-3-3 (which an exemption is claimed) with the unaudited report filed by the firm for September 30, 2009. Following is a reconciliation of net capital.

NET CAPITAL PER UNAUDITED - Focus Report		
September 30, 2009		$ 309,196
CORRECTION - HAIRCUTS ON SECURITIES		(538)
ADD AUDIT ADJUSTMENTS FOR THE FOLLOWING ITEMS:		
Prepaid Taxes	$ 8,500	
Additional Revenue	324	
		8,824
LESS AUDIT ADJUSTMENTS FOR THE FOLLOWING ITEMS:		
Additional Expense	$ 1,298	
		1,298
NET CAPITAL PER AUDIT - September 30, 2009		$ 316,184

OLMSTED & MULHALL, INC.
RULE 15c3-3
SEPTEMBER 30, 2009

COMPUTATION OF RESERVE REQUIREMENT

An exemption for rule 15c3-3 is claimed since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Ridge Clearing and Outsourcing Solutions, the clearing firm's SEC number is 8-25352 and the product code is G for general securities.

OLMSTED & MULHALL, INC.
RULE 15c3-1
SEPTEMBER 30, 2009

POSSESSION OR CONTROL REQUIREMENTS

Olmsted & Mulhall, Inc. has met the requirements of the possession or control requirements.

The firm has not failed to deliver within 5 business days nor have any failed to receive within 30 days. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Ridge Clearing and Outsourcing Solutions, the clearing firm's SEC number is 8-25352 and the product code is G for general securities.

Flegal & Tibbitts

Certified Public Accountants

Mary K. Flegal, CPA
Jana L. Tibbitts, CPA

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES

SEC Mail Processing
Section

?? 23 2009

110

To the Board of Directors
Olmsted & Mulhall
Kalamazoo, Michigan

We have performed the procedures enumerated below, which were agreed to by Olmsted & Mulhall, solely to assist you in evaluating the firm's Anti-Money Laundering (AML) Program. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

> We completed the Independent Testing Form for the firm's Anti-Money Laundering Program for 2009, as of October 27, 2009 (see attached), based on inquires and review of the written policy. As such, the firm's Anti-Money Laundering Program appears reasonable for the year 2009.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the firm's Anti-Money Laundering Program. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Olmsted & Mulhall and is not intended to be and should not be used by anyone other than theses specified parties.

Flegal & Tibbitts
FLEGAL & TIBBITTS

October 27, 2009

2750 Old Centre, Suite 150
Portage, Michigan 49024
Phone (269) 383-1900

202 Trowbridge Street
Allegan, Michigan 49010
Phone (269) 673-2222

AML Independent Testing

Date Independent Testing Performed: October 27, 2009

Performed by: Flegal & Tibbitts, CPAs

Has the firm designated an AML Compliance Officer? Yes

Who is the firm's designated AML Compliance Officer? Tom L. Swiat, Jr.

During the past year, did the firm conduct an AML Training Session? Yes

What was the date of the firm's most recent AML Training Session? February 3, 2009.

How does the firm typically verify the identity of clients? All new clients have copies of their drivers licenses photocopied and kept on file with applications. Exception – minors – parents verified.

When does the firm check new clients against the "OFAC List"? Anytime a new account is opened OFAC is checked within an appropriate period of time.

How does the firm evidence its "OFAC List" check? A special stamp is on every application card or cover sheet for clearing house account with the date it was checked – a notation that it is "negative" and it is then initialed and filed.

Does the firm have accounts with either non-US citizens or with non-US address? No

How does the firm process FinCEN 314 (a), and other requests? All are processed in a timely manner when they are received through email notification.

How does the firm evidence that it has processed FinCEN requests? Self verifications are printed out, which include the date and time, of FinCEN requests that are checked and deemed positive, OFAC is then notified. Copies are initialed and filed.

Does the firm accept cash deposits? No

Does the firm accept instructions to journal cash between accounts or wire transfers? Yes

How does the firm evidence such funds transferred? Letter of authorization from client is faxed to the margin department at Ridge Clearing and are maintained in the customers file.

In what manner did the Independent Tester carry out the test? Inquire/Review of Office Manual.

SIGNED: Flegal & Tibbitts

DATE: 10/27/09

ESTABLISHED 1920

OLMSTED & MULHALL, INC.

Investment Securities

100 WEST CROSSTOWN PARKWAY • KALAMAZOO, MICHIGAN 49001-2761 • PHONE 269-342-0111
FAX 269-342-8229 • EMAIL OLMSTED.MULHALL@SBCGLOBAL.NET

THOMAS L. SWIAT, JR
PRESIDENT

LEO A. SWIAT
VICE PRESIDENT

THOMAS L. SWIAT
VICE PRESIDENT

DONNA J. KRAGT
CORP. SECRETARY

AARON S. SAMPSON
TREASURER

OLMSTED & MULHALL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS		
Cash & equivalents	$ 324,909	
Firm investments	11,052	
Accounts receivable	8,946	
Prepaid expenses	10,587	
Property and equipment at cost - net of depreciation	7,562	$ 363,056
LIABILITIES & STOCKHOLDERS' EQUITY		
Accounts payable	$ 6,744	
Other current liabilities	27,704	
	$ 34,448	
Stockholders' equity		
Common stock - $10 par value - authorized 5,000 shares		
Issued and outstanding 250 shares	$ 1,750	
Paid in capital	25	
Retained earnings	326,833	
	$ 328,608	$ 363,056

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2009 the Company's net capital ratio was .11 to 1, substantially better than the required 15 to 1. Required "net capital" is $100,000 while actual computed "net capital" was $316,184.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Olmsted & Mulhall, Inc.

We have examined the financial condition of Olmsted & Mulhall, Inc. as of September 30, 2009. Our examination was made in accordance with auditing standards generally accepted in the United States of America, an accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Olmsted & Mulhall, Inc. at September 30, 2009 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Flegal & Tibbitts

Flegal & Tibbitts
Portage, Michigan

ESTABLISHED 1920

OLMSTED & MULHALL, INC.

Investment Securities

100 WEST CROSSTOWN PARKWAY • KALAMAZOO, MICHIGAN 49001-2761 • PHONE 269-342-0111
FAX 269-342-8229 • EMAIL OLMSTED.MULHALL@SBCGLOBAL.NET

THOMAS L. SWIAT, JR
PRESIDENT

LEO A. SWIAT
VICE PRESIDENT

THOMAS L. SWIAT
VICE PRESIDENT

DONNA J. KRAGT
CORP. SECRETARY

AARON S. SAMPSON
TREASURER

OLMSTED & MULHALL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS		
Cash & equivalents	$ 324,909	
Firm investments	11,052	
Accounts receivable	8,946	
Prepaid expenses	10,587	
Property and equipment at cost - net of depreciation	7,562	$ 363,056
LIABILITIES & STOCKHOLDERS' EQUITY		
Accounts payable	$ 6,744	
Other current liabilities	27,704	
	$ 34,448	
Stockholders' equity		
Common stock - $10 par value - authorized 5,000 shares		
Issued and outstanding 250 shares	$ 1,750	
Paid in capital	25	
Retained earnings	326,833	
	$ 328,608	$ 363,056

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2009 the Company's net capital ratio was .11 to 1, substantially better than the required 15 to 1. Required "net capital" is $100,000 while actual computed "net capital" was $316,184.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Olmsted & Mulhall, Inc.

We have examined the financial condition of Olmsted & Mulhall, Inc. as of September 30, 2009. Our examination was made in accordance with auditing standards generally accepted in the United States of America, an accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Olmsted & Mulhall, Inc. at September 30, 2009 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Flegal & Tibbitts

Flegal & Tibbitts
Portage, Michigan